Unaudited Consolidated Financial Statements

For the First Quarter Ended March 31, 2009

0

Augusta Resource Corporation
Consolidated Balance Sheets
(Unaudited - in US dollars)

	March 31,	December 31,
	2009	2008
ASSETS		(Note 2)
Current
Cash and cash equivalents	$2,626,762	$7,563,190
Accounts receivable	1,495,097	1,466,216
Prepaids and deposits	546,186	359,063
Total current assets	4,668,045	9,388,469
Capital assets - Note 5	5,613,237	5,645,996
Deposits on long-lead equipment - Note 5	23,651,054	14,892,993
Other assets	2,149,263	3,088,795
Mineral properties - Note 6	26,494,764	26,468,366
Deferred development costs - Note 6	55,889,546	52,502,128
Total assets	$118,465,908	$111,986,747

LIABILITIES
Current
Accounts payable and accrued liabilities	$2,744,787	$3,774,450
Current portion of long-term debt - Note 7	556,945	556,945
Total current liabilities	3,301,732	4,331,395
Long-term debt - Note 7	44,164,394	35,692,184
Total liabilities	47,466,126	40,023,579

SHAREHOLDERS' EQUITY
Share capital - Note 8	92,614,531	92,614,531
Contributed surplus	16,279,880	15,690,083
Accumulated comprehensive income	1,582,629	1,584,172
Deficit	(39,477,258)	(37,925,618)
Total Shareholders' equity	70,999,782	71,963,168

Total liabilities and shareholders' equity	$118,465,908	$111,986,747

On Behalf of the Board of Directors

/S/ Richard W. Warke	/S/ Gil Clausen
Richard W. Warke, Director	Gil Clausen, Director

See accompanying notes to the consolidated financial statements

Augusta Resource Corporation
Consolidated Statements of Shareholders' Equity
March 31, 2009
(Unaudited - in US dollars except for shares)

				Accumulated
	Common Shares without			Other		Total
	Par Value		Contributed	Comprehensive		Shareholders'
	Shares	Amount	Surplus	Income	Deficit	Equity
				(Note 2)
Balance, December 31, 2007	88,588,061	$92,130,109	$13,593,191	$4,855,582	$(26,144,936)	$84,433,946
Exercise of stock options	146,200	484,422	(199,641)	-	-	284,781
Stock-based compensation expense	-	-	1,879,000	-	-	1,879,000
Stock-based compensation capitalized	-	-	417,533	-	-	417,533
Cumulative translation adjustment	-	-	-	(3,271,410)	5,157,802	1,886,392
Net loss for the year	-	-	-	-	(16,938,484)	(16,938,484)
Balance, December 31, 2008	88,734,261	92,614,531	15,690,083	1,584,172	(37,925,618)	71,963,168
Stock-based compensation expense	-	-	438,336	-	-	438,336
Stock-based compensation capitalized	-	-	151,461	-	-	151,461
Cumulative translation adjustment	-	-	-	(1,543)	-	(1,543)
Net loss for the period	-	-	-	-	(1,551,640)	(1,551,640)
Balance, March 31, 2009	88,734,261	$92,614,531	$16,279,880	$1,582,629	$(39,477,258)	$70,999,782

Augusta Resource Corporation
Consolidated Statements of Comprehensive Loss
For the three months ended March 31, 2009 and 2008
(Unaudited - in U.S. dollars)

	2009	2008
		(Note 2)
Net loss for the period	$(1,551,640)	$(2,034,496)
Other comprehensive loss in the period
Cumulative translation adjustment	(1,543)	2,507,933
Comprehensive loss	$(1,553,183)	$473,437

See accompanying notes to consolidated financial statements

Augusta Resource Corporation
Consolidated Statements of Operations
For the three months ended March 31, 2009 and 2008
(Unaudited - in US dollars)

	2009	2008
		(Note 2)
EXPENSES
Salaries and benefits	$566,735	$866,157
Stock-based compensation	438,336	482,052
Exploration	-	532,543
Legal, Accounting and Audit	167,772	178,352
Travel	46,748	130,235
Consulting	30,029	126,228
Filing and Regulatory fees	45,581	112,935
Recruiting fees	30,553	76,492
Office and Administration	43,408	71,563
Rent	37,272	41,370
Investor Relations	14,902	40,901
Directors' fees	24,636	23,087
Insurance	39,475	18,628
Membership and Conferences	10,276	-
Amortization	32,759	15,253
Fiscal and Advisory services	2,962	1,515
Loss from operations	(1,531,444)	(2,717,311)
Interest and other income	224,444	603,385
Other expenses	(67,230)	(237,868)
Foreign exchange gains (losses)	(150,702)	370,326
Interest and finance charges	(26,708)	(53,028)
Net loss for the period	$(1,551,640)	$(2,034,496)

Basic and diluted loss per share	$(0.02)	$(0.02)
Weighted average number of shares outstanding	88,734,261	88,585,404

See accompanying notes to the consolidated financial statements

Augusta Resource Corporation
Consolidated Statements of Cash Flows
For the three months ended March 31, 2009 and 2008
(Unaudited - in US dollars)

	2009	2008
Cash flows used in operating activities		(Note2)
Net loss for the period	$(1,551,640)	$(2,034,496)
Items not involving cash
Amortization	32,759	15,253
Unrealized loss (gain) of foreign exchange	95,482	(370,326)
Stock-based compensation	438,336	482,052
Other	(59,279)	(269,643)
	(1,044,342)	(2,177,160)
Changes in non-cash working capital items
Accounts receivable	(7,197)	(132,987)
Prepaids and deposits	(192,692)	(154,666)
Accounts payable and accrued liabilities	(917,449)	(482,037)
Cash used in operating activities	(2,161,680)	(2,946,850)

Financing activities
Shares issued for cash	-	199
Proceeds from loan facility	8,727,982	-
Repayment of long-term note	(556,945)	(554,667)
Cash provided by financing activities	8,171,037	(554,468)

Investing activities
Mineral property expenditures	(10,000)	(1,328,767)
Deposits on long-lead equipment	(8,758,061)	(4,944,481)
Deferred development expenditures	(3,100,375)	(1,904,706)
Proceeds from sale of discontinued operations	1,000,000	1,597,356
Cash used in investing activites	(10,868,436)	(6,580,598)

Effect of exchange rate changes on cash and cash
equivalents	(77,349)	(356,587)
Decrease in cash and cash equivalents during the period	(4,936,428)	(10,438,503)
Cash and cash equivalents, Beginning of period	7,563,190	25,811,558
Cash and cash equivalents, End of period	$2,626,762	$15,373,055

See accompanying notes to consolidated financial statements

Augusta Resource Corporation
Notes to Consolidated Financial Statements
As at March 31, 2009 and December 31, 2008
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

1. NATURE OF OPERATIONS

Augusta Resource Corporation (“Augusta” or the “Company”) is a base metals company engaged in the exploration and development of mineral properties in North America. The Company’s most significant asset is the Rosemont copper project (“Rosemont”) near Tucson, Arizona.

2. CHANGE IN FUNCTIONAL AND REPORTING CURRENCY

Prior to 2009 the Company’s operations were measured in Canadian dollars and the consolidated financial statements were reported in Canadian dollars. Effective January 1, 2009, the Company changed its reporting currency from Canadian dollars to U.S. dollars to reflect the change in functional currency of the Company and each of its subsidiaries to U.S. dollars. The change in functional currency was made in consideration of the fact that the Company’s main assets and its principal debt are denominated in U.S. dollars, in addition, most of its goods and services purchased are in U.S. dollars. In accordance with Canadian GAAP, the Company is required to restate all comparative amounts to U.S. dollars by translating the assets and liabilities using the current rate method. Under this method the assets and liabilities are translated into U.S. dollars at the United States/ Canadian dollar exchange rate in effect at each prior reporting period, the income statement translated using the average rate for the year and shareholders’ equity translated at historical rates. Any foreign exchange differences as a result of the translation are reported in Accumulated Other Comprehensive Income, a component of shareholders’ equity.

The effect of the change in functional currency on the December 31, 2008 consolidated financial statements was a $1,584,172 adjustment to accumulated other comprehensive income.

3. ACCOUNTING POLICIES

a) Basis of presentation

These consolidated financial statements have been prepared using accounting principles generally accepted in Canada (“Canadian GAAP”) and included the accounts of Augusta Resource Corporation and its material wholly-owned subsidiary, Rosemont Copper Company. These consolidated financial statements include all normal recurring adjustments which, in the opinion of management, are necessary for the fair presentation of the financial position, results of operations and cash flows for the interim periods presented. All significant inter-company transactions have been eliminated on consolidation.

For further information, refer to the audited consolidated financial statements and related notes included in the Company’s Annual Report for the year ended December 31, 2008.

b) Comparative figures

Certain comparative figures have been reclassified to conform with the financial statement presentation for the current year.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
As at March 31, 2009 and December 31, 2008
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

4. ADOPTION OF NEW ACCOUNTING STANDARDS

a) Goodwill and Intangible Assets

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets”. This new standard provides guidance on the recognition, measurement, presentation and disclosures of goodwill and intangible assets. Concurrent with the adoption of this standard, CICA Emerging Issues Committee Abstract 27, “Revenues and Expenditures in the Pre-operating Period was withdrawn.

The standard was effective for our fiscal year beginning on January 1, 2009. Adoption of this standard did not have any effect on the Company’s financial statements.

b) Credit Risk and Fair Value of Financial Assets and Liabilities

In January 2009, the CICA issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. EIC-173 provides guidance on how to take into account credit risk of an entity and counterparty when determining fair value of financial assets and financial liabilities.

The standard is effective for our fiscal year beginning on January 1, 2009 and adoption of EIC-173 did not have any effect on the Company’s financial statements.

c) Mining Exploration Costs

In March 2009, CICA issued EIC-174, “Mining Exploration Costs”. EIC-174 provides guidance on the accounting and impairment review of exploration costs. This standard is effective for our fiscal year beginning on January 1, 2009. The application of EIC-174 did not have any effect on the Company’s financial statements.

5. CAPITAL ASSETS AND DEPOSITS ON LONG-LEAD EQUIPMENT

Capital assets consist of:

	March 31, 2009			December 31, 2008
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
Land	$2,751,250	-	$2,751,250	$2,751,250	$-	$2,751,250
Water rights	2,545,070	-	2,545,070	2,545,070	-	2,545,070
Buildings	168,828	65,754	103,074	168,828	50,428	118,400
Furniture and equipment	64,619	22,422	42,197	64,619	20,177	44,442
Computer software	173,517	52,715	120,802	173,517	40,252	133,265
Computer hardware	78,933	28,089	50,844	78,933	25,364	53,569
	$5,782,217	$168,980	$5,613,237	$5,782,217	$136,221	$5,645,996

Augusta Resource Corporation
Notes to Consolidated Financial Statements
As at March 31, 2009 and December 31, 2008
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

Water rights payments relate primarily to the purchase of water from Central Arizona Project (“CAP”), water delivered from CAP is pumped into the local aquifer providing access to the resource at a later date. The Company has received tradable water storage certificates for this water inventory.

Deposits on long-lead equipment

During the three months ended March 31, 2009, the Company made two scheduled deposits totalling $8,727,982 for mill and mill drive equipment purchases. As at March 31, 2009, the Company has made deposits totalling $23,651,054 towards long-lead equipment purchases.

6. MINERAL PROPERTIES AND DEFERRED DEVELOPMENT COSTS

Mineral properties consist of:

	2009	2008
Balance, December 31, 2008 and 2007	$26,468,366	$24,162,314
Acquisition costs	10,000	2,306,052
Interest accretion	16,398	-
Balance, March 31, 2009 and December 31, 2008	$26,494,764	$26,468,366

Development costs consist of:
	2009	2008
Balance, December 31, 2008 and 2007	$52,502,128	$26,363,258
Work program expenditures	3,058,110	25,307,092
Capitalized loan interest charges	177,847	414,224
Capitalized stock compensation expense	151,461	417,554
Balance, March 31, 2009 and December 31, 2008	$55,889,546	$52,502,128

On June 1, 2005, the Company announced that it had entered into an option agreement (the “Agreement”) to purchase 100% of the Rosemont property (“Rosemont”) in Pima County, Arizona. Rosemont is approximately 50km southeast of Tucson, situated near a number of large porphyry type producing copper mines operated by Freeport-McMoRan Copper & Gold Inc. and ASARCO LLC (“ASARCO”).

The Agreement provided the Company with the right to purchase a 100% interest in Rosemont for $20.4 million and a 3% net smelter royalty. Rosemont comprises of 15,000 acres (6,080 hectares) of patented and unpatented claims, fee land and surface grazing rights. The $20.4 million purchase price was payable over a three-year period. After the Company made its first payment of $6.7 million in 2006, on March 31, 2007 the Company exercised its option to purchase Rosemont with a final payment of $13.7 million. The $20.4 million purchase price was determined based on the fair value of the consideration provided and has been allocated to mineral properties.

During the three months ended March 31, 2009 work expenditures totalled $3,058,110 relating to the Rosemont project planning, environmental and permitting activities.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
As at March 31, 2009 and December 31, 2008
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

7. LONG-TERM DEBT

Long-term debt consists of:

	March 31,	December 31,
	2009	2008

Long-term note (a)	$1,447,570	$1,988,118
ASARCO production payment (b)	2,600,000	2,600,000
Loan facility ( c)	40,673,769	31,661,012
	44,721,339	36,249,130
Current portion	(556,945)	(556,945)
	$44,164,394	$35,692,184

a) Long-term note

On February 20, 2007, the Company entered into an agreement to purchase 53-acre parcel of land located 15 kilometers south of Tucson. The property will be used for a water-well field, pump station, and as a possible water recharge location. The purchase agreement required an immediate cash payment of $988,031 as well as the assumption of a promissory note, bearing interest at 8%, for $2,223,720. The promissory note, which is secured by a trust deed on the property, requires five equal payments for principal and interest of $556,945 on the February 20 anniversary date. On February 20, 2009 the second payment of $556,945 was made.

b) ASARCO production payment

The Company announced on January 16, 2009 that an agreement had been reached with ASARCO that fully and finally resolves a lawsuit ASARCO filed against the Company on August 8, 2007 in the ASARCO Chapter 11 bankruptcy proceeding in the Southern District of Texas, Corpus Christi Division. The proceeding sought the return of the Rosemont property, which the Company acquired in 2006 from a real-estate development company that had purchased the property from ASARCO in 2004. On March 26, 2009, the Company was granted an Order of Dismissal by the United States Bankruptcy Court with each party to bear its own fees, costs and expenses.

As part of the settlement, the Company made a $250,000 cash payment to ASARCO, which was paid in the first quarter of 2009, and specified annual production payments (“production payments”) over an eight year period once Rosemont reaches commercial production. The Company also has the right of a pre-production, pre-payment option for the production payments at the net present value of the aggregate annual payments, using a 18% discount rate, as mutually agreed with ASARCO.

The ASARCO production payments arose from a contingency that can be reasonably measured and existed at December 31, 2008. As a result, the Company recorded a $2,600,000 liability with respect to pre-production payment option.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
As at March 31, 2009 and December 31, 2008
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

c) Loan facility

On June 17, 2008 the Company announced that its wholly owned subsidiary, Rosemont Copper Company had entered into a loan agreement with Sumitomo Corporation of America (“Sumitomo”), a wholly owned subsidiary of Sumitomo Corporation. The material terms of the facility are that Sumitomo will provide a $40,000,000 loan facility to be drawn down by Rosemont over the twelve month period to June 30, 2009 to fund major equipment contracts ($27 million) and general working capital ($13 million). Repayment of the loan is for the principal amount plus interest at a rate of LIBOR +1.50% . There were no other fees associated with the facility. The loan is guaranteed by the Company and is secured against Rosemont’s assets, including the deposits on the long-lead time equipment being ordered, and will mature in June 2010. In exchange for the loan, Augusta granted Sumitomo certain rights to negotiate a minority ownership interest in the Rosemont project. Sumitomo’s rights expired unexercised.

During the three months ended March 31, 2009, the Company drew down an additional $8,727,982 from the loan facility. As at March 31, 2009, the principal amount owing was $39,771,945 (December 31, 2008 - $31,043,962) and accrued interest to date, net of financing costs, was $901,824 (December 31, 2008 - $617,049).

8. SHARE CAPITAL

a)	Authorized: Unlimited number of common shares without par value

b)	Issued: Changes in the Company’s share capital were as follows:

	Number of
	Shares	Amount
Balance at December 31, 2007	88,588,061	$92,130,109
Issued on exercise of stock options	146,200	484,422
Balance at December 31, 2008 and March 31, 2009	88,734,261	$92,614,531

c)	Stock options

The Company has a stock option plan providing for the issuance of options that shall not at any time exceed 10% of the total number of issued and outstanding common shares of the Company as at the date of grant of the options. The Company may grant options to directors, officers, employees, consultants and other personnel of the Company or any of its subsidiaries. The exercise price of each option cannot be lower than the market price of the shares being the closing price of the Company’s common shares on the Toronto Stock Exchange the day before the grant date. Options generally vest ratably over periods of up to three/four years and may expire within 5 years but no later than 10 years from the date of grant as determined by the Board of Directors.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
As at March 31, 2009 and December 31, 2008
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

The following table summarizes the Company’s stock option plan as at March 31, 2009:

		Average
	Number of	Exercise
	Shares	Price
Outstanding as at December 31, 2007	5,887,000	$1.89
Granted	2,170,000	$4.00
Exercised	(146,200)	$2.02
Forfeited	(619,584)	$2.80
Outstanding as at December 31, 2008	7,291,216	$2.44
Granted	1,690,000	$0.70
Forfeited	(505,416)	$2.10
Outstanding as at March 31, 2009	8,475,800	$2.11

Exercisable options at March 31, 2009	4,559,119	$1.98

During the three months ended March 31, 2009, the Company granted 1,690,000 stock options (March 31, 2008 – 350,000 options). For the three months ended March 31, 2009, the Company recognized a stock-based compensation charge of $589,797 for options granted to directors and employees of which $151,461 (2008 - $Nil) was capitalized to the Rosemont project and $438,336 (2008 - $482,052) was charged into income.

The fair value of the stock options recognized during the three months ended March 31, 2009 has been estimated using the Black Scholes option pricing model. The assumptions used in this pricing model are as follows:

	2009	2008
Expected life	3.5	3.0
Expected volatility	80.8% - 84.7%	66.0%
Expected dividend yield	0.0%	0.0%
Risk-free interest rate	1.81% - 1.96%	3.17% - 4.09%

Augusta Resource Corporation
Notes to Consolidated Financial Statements
As at March 31, 2009 and December 31, 2008
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

The following table summarizes stock options outstanding as at March 31, 2009:

	Options Outstanding			Options Exercisable
			Weighted			Weighted
			Average	Options	Weighted	Average
		Weighted	Remaining	Outstanding	Average	Remaining
	Options	Average	Contractual	and	Exercise	Contractual
Exercise Prices	Outstanding	Exercise Price	Life (years)	Exercisable	Price	Life (years)
$0.10 - $1.96	4,210,800	$1.18	4.1	2,224,132	$1.38	2.4
$2.05 - $2.30	2,350,000	2.11	2.5	1,808,321	2.11	2.5
$3.50 - $3.61	300,000	3.56	3.8	100,000	3.56	3.8
$4.10 - $4.97	1,615,000	4.26	9.0	426,666	4.23	4.3
	8,475,800	$2.11	4.6	4,559,119	$1.98	2.6

9. FINANCIAL INSTRUMENTS

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk and liquidity risk.

a)	Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign currency exchange rates. The Company operates in Canada and the United States and a significant portion of its expenses are incurred in U.S. dollars. Historically, the Company’s primary source of financing is through the issuance of equity capital, which, had always been in Canadian dollars. A significant change in the currency exchange rate between the Canadian dollar relative to the U.S. dollar could have an adverse affect on the Company’s results of operations, financial position and cash flows.

The Company has not hedged its exposure to currency fluctuations. As at March 31, 2009, the Company is exposed to currency risk through the following assets and liabilities:

in Canadian dollars	March 31, 2009	December 31, 2008
Cash and cash equivalents	$1,479,670	$3,620,666
Accounts receivable	$505,149	$363,226
Prepaids and deposits	$10,237	$10,511
Accounts payable and accrued liabilities	$355,977	$630,027

Based on the Company’s net exposure of Canadian dollar denominated financial assets and liabilities as at March 31, 2009, a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase (decrease) of approximately $150,000 in the Company’s net loss.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
As at March 31, 2009 and December 31, 2008
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

b)	Credit risk

Credit risk arises from cash and cash equivalents held with banks and financial institutions, as well as credit exposure on outstanding accounts receivable. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

The Company’s cash and cash equivalents are held through large Canadian financial institutions and invested in short-term guaranteed investment certificates or banker’s acceptance.

Other assets relate primarily to a long term receivable from Ely Gold & Minerals Inc. (“Ely”) which is to be paid over the next four years and the Ely warrants are exercisable into Ely common shares at a price of C$0.50 per share until August 2009. In the event that Ely does not make the required scheduled payments, the Company can take back the common shares of DHI Minerals Inc. or the properties sold to Ely.

c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meets its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital resources in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and cash equivalents.

To meet its current obligations, the Company has, subsequent to March 31, 2009, completed a C$5 million equity financing and engaged in ongoing discussions with a number of financial institutions and other intermediaries regarding financing alternatives to advance the Rosemont project through permitting to construction. While the Company continues to seek alternative financing arrangements, it is not possible to predict whether these efforts will be successful.

10.	RELATED PARTY TRANSACTIONS

The Company shares rent and administrative services with two companies, related by common directors and officers. During the three months ended March 31, 2009, the Company charged $80,715 (2008 - $124,025) to these companies for rent and administrative services. As at March 31, 2009, $316,268 (December 31, 2008 - $239,724) of accounts receivable was due from these two related companies. Subsequent to March 31, 2009, $167,871 has been paid by one of the two related companies.

Also included in accounts receivable at March 31, 2009 is $71,569 (December 31, 2008 - $63,153) due from an Officer and companies related to the Officer.

Included in accounts payable and accrued liabilities at March 31, 2009 was $5,595 (December 31, 2008 - $75,290) due to the Vice President Administration of the Company for accrued salary.

All related party transactions are recorded at fair value.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
As at March 31, 2009 and December 31, 2008
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

11.	SUBSEQUENT EVENT

On April 17, 2009, the Company completed the issuance by way of private placement 3.35 million units at a price of C$1.50 per unit for gross proceeds of approximately C$5 million. Each unit consists of one common share and one common share purchase warrant of the Company. Each share purchase warrant entitles the holder to acquire one common share of the Company at a price of C$2.30 until April 17, 2010.